File No. 70-9335


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

                    The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                              John D. McLanahan, Esq.
 Financial Vice President                           Troutman Sanders LLP
   The Southern Company                          600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                               Suite 5200
  Atlanta, Georgia  30303                       Atlanta, Georgia  30308-2216



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                              INFORMATION REQUIRED
Item 1.  Description of Proposed Transactions

         (a)      Item 1 is hereby amended by adding the following thereto:

         "It is proposed that Southern may issue and sell on or before September 30, 2003 up to $1,000,000,000 aggregate stated amount of Stock Purchase Units (the "Proposed Issuance"), each such Unit consisting of (a) a Stock Purchase Contract with Southern and (b) U.S. Government obligations or other debt obligations of third parties (the "Debt Obligations"). The Stock Purchase Contracts will obligate holders to purchase from Southern, and Southern to sell to the holders, shares of common stock of Southern for cash on a fixed settlement date not later than approximately five years from the date the Stock Purchase Units are issued. Generally, the number of shares of common stock of Southern issued to a holder will be determined by dividing the funds provided by the holder by the settlement price per share. The settlement price per share will be the average closing price during the 20 trading day period before such date, subject to a minimum and a maximum. The minimum will approximate the last reported sale price at the time the underwriting agreement for the Stock Purchase Units is entered into. The maximum will be a fixed amount per share approximately 20% higher than the minimum.

         The funds provided by the investors in the Stock Purchase Units will be paid to a unit agent (the "Unit Agent") under the Stock Purchase Contracts and will be used by the Unit Agent to purchase the Debt Obligations from the underwriters of the Stock Purchase Units. Principal payments in respect of such Debt Obligations will fund the investors' purchase obligations. The Stock Purchase Contracts will require investors to pledge the Debt Obligations to secure their obligations to purchase the shares of Southern common stock at settlement of the Stock Purchase Contracts. The Debt Obligations will be held by a third party collateral agent as security for the investors' obligations to purchase shares of Southern common stock . Southern will have no ownership interest in the Debt Obligations (other than the security interest created by the collateral arrangement) and thus will not record the initial delivery of funds by the investors or the ownership of the Debt Obligations on its books.

         Prior to settlement of the Stock Purchase Contracts, investors will receive periodic cash payments consisting of interest on the Debt Obligations plus contract fees paid by Southern (such payments by Southern not to exceed 5% per annum). The contract fees represent a current price to forward price premium differential and are the amount investors require for providing current funds to purchase common stock of Southern on a future date at a settlement price subject to a minimum and maximum price. The present value of the contract fees will initially be recorded by Southern as a liability and an additional cost of issuance of common stock and will not be tax deductible. Southern's obligation to pay the contract fees will be unsecured. As contract fees are paid, Southern will reduce the liability and record an additional charge to equity.

         Southern hereby requests that the Commission issue an order authorizing Southern to issue the Stock Purchase Units and the common stock of Southern to be issued and sold pursuant to the terms of the underlying Stock Purchase Contracts. Southern further requests that the Commission reserve jurisdiction over (a) the issuance and sale, from time to time or at any time on or before September 30, 2003, of any securities described herein (other than the Proposed Issuance) in an amount that together with the proceeds from the Proposed Issuance will not in the aggregate exceed $1,500,000,000 (net cash proceeds to Southern) and (b) any transactions involving a Finance Subsidiary or Special Purpose Subsidiary."

         (b) Item 1.13 is hereby amended to read in its entirety as follows:

         "1.13 The proceeds of any financing by the Financing Subsidiary or any Special Purpose Subsidiary will be remitted, paid as a dividend, loaned or otherwise transferred to Southern or its designee. The proceeds of the Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units will be used to pay dividends to Southern to the extent that may be permitted under the Act and applicable state law, to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act and for other general corporate purposes. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs."

Item 2.  Fees, commissions and Expenses

         Item 2 is hereby amended to read in its entirety as follows:

         "The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $1,900,000. Underwriting discounts and commissions will not exceed 5% of the amount of the Stock Purchase Units issued. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering."

Item 3.  Applicable Statutory Provisions

         Item 3 is hereby amended to read in its entirety as follows:

         "Southern considers that Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53 thereunder are applicable to the proposed transactions.

         Rule 53 Analysis. The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the criteria of Rule 53(a), except for clause (1). At June 30, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $3.892 billion, or approximately 98.6% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 1999 ($3.949 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the Proposed Issuance would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1998, that ratio was 47.5% equity and 52.5% debt (including $4.593 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of March 31, 1999, was 48.2% equity, 51.8% debt including all non-recourse debt, and 59.5% equity and 40.5% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby such ratios are 50.1% and 49.9%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 39.7% of total capitalization at March 31, 1999. Both are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.

         Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evidenced by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A," which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies is 45.3%, which is at the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1

         Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In 1998, consolidated retained earnings increased approximately $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the issuance of the Rule 53(c) Order.

_______________________________


1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

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         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity."


Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                  F - Opinion of Troutman Sanders LLP.

                  H - Draft of Master Unit Agreement between The Southern
                      Company and The First National Bank of Chicago, as Unit Agent.

                  I - Example of Accounting for Stock Purchase Units.

         Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)  Financial Statements.

                  Condensed balance sheet of Southern at March 31, 1999. (Designated in Southern's Form 10-Q for the quarter ended March 31, 1999, File no. 1-3526.)

                  Statements of income and cash flows of Southern for the six months ended March 31, 1999. (Designated in Southern's Form 10-Q for the quarter ended March 31, 1999, File no. 1-3526.)

         Since March 31, 1999, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Southern from that set forth in or contemplated by the foregoing financial statements.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 1999                                THE SOUTHERN COMPANY



                                                      By: /s/Tommy Chisholm
                                                             Tommy Chisholm
                                                              Secretary